EXHIBIT 12.5
FLORIDA POWER FORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$413	$494	$729	$671	$566
Fixed charges	309	275	300	278	305
Deduct:
Interest capitalized(a)	18	14	13	27	28
Total earnings	$704	$755	$1,016	$922	$843

Fixed charges:
Interest on debt, including capitalized portions(a)	$274	$253	$271	$258	$236
Estimate of interest within rental expense	35	22	29	20	69
Total fixed charges	$309	$275	$300	$278	$305
Preferred dividends, as defined	2	$2	$2	$2	$2
Total fixed charges and preferred dividends combined	$311	$277	$302	$280	$307
Ratio of earnings to fixed charges	2.3	2.8	3.4	3.3	2.8
Ratio of earnings to fixed charges and preferred dividends combined	2.3	2.7	3.4	3.3	2.8

(a)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.